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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35109

Qihoo 360 Technology Co. Ltd.

Block 1, Area D, Huitong Times Plaza

No.71 JianGuo Road, ChaoYang District

Beijing 100025

People’s Republic of China

(86-10) 5878-1000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨☐

QIHOO 360 TECHNOLOGY CO. LTD.

Form 6-K

Signature

Exhibit Index

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

	By:	/s/ Alex Zuoli Xu
	Name:	Alex Zuoli Xu
	Title:	Chief Financial Officer

Date: November 21, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release